Additional Shareholder Information (unaudited)

Results of Annual Meeting of Shareholders

The Fund held its Annual Meeting of Stockholders on August
2, 2007, for the purpose of voting upon the election of Carol L. Colman, William R. Hutchinson and R. Jay Gerken as
Class III Directors of the Fund, to serve until 2010 Annual
Meeting of Stockholders. The following table provides information concerning the matter voted upon at the meeting.

Election of Directors

Nominees

Class III to serve until the year 2010   Votes  For Votes Withheld

Carol L. Colman			   	  66,200,657	1,163,398
William R. Hutchinson	                  66,286,517	1,077,538
R. Jay Gerken			       	  66,295,751	1,068,304

At October 31, 2007, in addition to Carol L. Colman,
William R. Hutchinson and R. Jay Gerken, the other
Directors of the Fund were as follow:

Daniel P. Cronin
Paolo M. Cucchi
Leslie H. Gelb
Dr. Riordan Roett
Jeswald W. Salacuse